

February 2, 2021

<u>Via E-Mail</u>
Dr. Liang Tang
Chairman
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Pudong District, Shanghai, 200120
People's Republic of China

> **Re: Ossen Innovation Co., Ltd.**
> **Schedule 13E-3**
> **Filed by Ossen Innovation Co., Ltd., New Ossen Group Limited, New Ossen**
> **Innovation Limited, Acme Innovation Limited, Pujiang International**
> **Group Limited, Elegant Kindness Limited and Dr. Liang Tang**
> **Filed on January 11, 2021**
> **File No. 5-85620**

Dear Mr. Tang:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 13E-3.

Schedule 13E-3 Exhibit (a)-(1) Preliminary Proxy Statement of the Company

<u>Letter to Shareholders</u>

1.   The third paragraph of the letter to shareholders identifies Dr. Tang as both the chief executive officer and chairman of the board of directors of the Company. However, the Schedule 13E-3 is signed by Wei Hua on behalf of the Company, and he is identified as Chief Executive Officer and Chief Financial Officer of the Company. Please advise or revise, as applicable.

Special Factors, page 35

2.   Disclosure on page 35 indicates that on October 30, 2020, at the meeting of the Independent Committee, representatives from the Company shared with the independent directors the Company's views on projected profit from the sale of plain surface PC strands, zinc coated PC wires and PC strands, and rare earth coated PC wires and PC strands. Please supplement the disclosure to describe such views.

3.   Disclosure on page 36 indicates that on November 17, 2020, Houlihan Lokey circulated to the Independent Committee a preliminary financial analysis report for its review and consideration. Please file the report as an exhibit to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

4.   Disclosure in the second to last paragraph on page 38 indicates that "[a]fter extensive discussion among members of the Independent Committee and its advisors, the Independent Committee approved the proposed voting threshold, based on the need to protect the interest of the Unaffiliated Security Holders of the Company and the certainty of the transaction." It is unclear from the disclosure in this paragraph whether the "proposed voting threshold" is referencing the "majority" or "66 2/3" threshold discussed in this paragraph. Please revise to clarify accordingly.

5.   Disclosure in the last paragraph on page 38 indicates that "Houlihan Lokey reported that it had made certain updates to its last financial analyses made in November, to include among others, an increase in selected discount rate range due to updated market data." Please revise to summarize the updated market data that justified the increase in the selected discount rate range.

6.   Disclosure in the second to last paragraph on page 39 indicates that "the Board had (a) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and its shareholders (including those shareholders who are unaffiliated with Pujiang and the Buyer Group)." Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase "shareholders who are unaffiliated with Pujiang and the Buyer Group" applies to any other directors and officers of the Company or its affiliates who are not necessarily members of the Buyer Group or its affiliates. Disclosure regarding the Board's fairness determination with respect to the phrase "shareholders who are unaffiliated with Pujiang and the Buyer Group," as opposed to unaffiliated holders of Shares and ADSs, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A. In responding to this comment, consider the disclosure on page 48 regarding the Buyer Group's fairness determination utilizing the defined term "Unaffiliated Security Holders" found on page 9.

Reasons for the Merger and Recommendation of the Independent Committee, page 40

7.   The second bullet point on page 43 references "the trends in the Company's industry, including competition." Please revise to describe such trends in greater detail. For example, clarify if this phrase is referring to increasing or decreasing competition and quantify via estimate or otherwise, if possible. Also describe any other trends that were intended to be referenced in this phrase.

8.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure at the sixth bullet point on page 45, please revise this section to explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such procedural safeguard.

9.   Please consider the preceding comment applicable to the Buyer Group's disclosure on pages 48 to 53 and revise accordingly.

Certain Financial Projections, page 53

10.   The first paragraph on page 54 indicates that "[a]lthough the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared." Please revise to disclose these assumptions in greater detail.

Opinion of the Independent Committee's Financial Advisor, page 55

11.   Disclosure on page 62 indicates that "…Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, the Parent, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, the Parent, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future." Given the materiality of such relationships to a shareholder's voting decision, including its assessment of Houlihan Lokey's opinion, please revise to provide greater detail regarding such investment commitments and co-investments. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Financial Information, page 115

12.   We note that a Form 6-K was filed on August 27, 2020 containing the preliminary unaudited financial results for the six months ended June 30, 2020. Please revise this

       section to disclose the information required by Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of Schedule 13E-3, the Division of Corporation Finance's July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H.9. and section 14410.2 of the Division of Corporation Finance Financial Reporting Manual.

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       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions